UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 398

MINUTES No. 398: In the City of Buenos Aires, on August 7, 2015, at 10:30 am, the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Juan Cuattromo, Eduardo Setti, Eduardo Endeiza and Santiago Durán Cassiet held a meeting at Av. del Libertador 6363. Mr. José Daniel Abelovich, Mr. Damián Burgio and Mr. Walter Pardi attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Gerardo Paz also attended the meeting, acting solely for this act as regular director in place of an absent regular director and joined the discussion at the Meeting; Mr. Leandro Montero, Director of Finance and Control of the Company and Mr. Andrés Suárez, partner in PwC, in his capacity as independent auditor of the Company, also attended the meeting. The Meeting was chaired by the Chairman, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda duly informed: […] Thereafter, the THIRD ITEM of the Agenda was submitted to consideration: 3°) Consideration of the interim Financial Statements as of June 30, 2015. The Chairman informed that the Meeting should consider the Financial Statements and other documents for the six-month period ended June 30, 2015, and stated all attendees were aware of all such documents as they were previously handed over to them with the call to the Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved. Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of June 30, 2015, and for the six-month period ended June 30, 2015, including General Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplemental documents, Informative Report, information required under section 68 of the Regulations of the Buenos Aires Stock Exchange and reports of the Certifying Accountant and the Supervisory Committee, all for the period ended June 30, 2015. The Chairman moved all attendees to approve all documents submitted for consideration. After discussing and voting on the motion, the Board of Directors, with unanimous eligible votes and with Directors Endeiza`s, Setti`s, Cuattromo`s and Durán Cassiet’s vote abstentions as they did not share certain concepts contained in the report, RESOLVED TO: (i) Approve all documents submitted for consideration in that Item of the Agenda; (ii) Take note of the reports attached to the Financial Statements approved; and (iii) Authorize either the Chairman or Vice-Chairman to sign the Financial Statements for the period ended June 30, 2015. Thereafter, the FOURTH ITEM of the Agenda was submitted to consideration: […] There being no further issues to transact, the meeting was adjourned at 11:30 am by the Chairman.-

Undersigning Directors: Ricardo Torres, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Juan Cuattromo, Eduardo Endeiza, Eduardo Setti, Santiago Durán Cassiet, Gerardo Paz, José Daniel Abelovich, Damián Burgio and Walter Pardi.

Ricardo Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 14, 2015